Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State of Jurisdiction of Incorporation or Limited Partnership
NorthWestern Investments, LLC	Delaware
Blue Dot Services, LLC	Delaware
Blue Dot Capital, LLC	Delaware
Clark Fork and Blackfoot, LLC	Montana
NorthWestern Services, LLC	Delaware
Montana Generation, LLC	Delaware
Colstrip Lease Holdings LLC	Delaware
Canadian-Montana Pipe Line Corporation	Canada
Risk Partners Assurance, Ltd.	Bermuda
Mountain States Transmission Intertie, LLC	Delaware